Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — PRESS RELEASE dated March 10, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: March 11, 2008

GIANT INTERACTIVE ANNOUNCES GIANT ONLINE BEGINS

OPEN BETA TESTING ON MARCH 28

SHANGHAI, PRC — March 10, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, today announced its plans for Giant Online to begin open beta testing on March 28, 2008.

Giant Online is the Company’s second self-developed game. It is a free-to-play 2.5D massively multiplayer online role playing game (“MMORPG”) featuring a modern military theme. Players may choose their characters in one of fourteen different roles, such as engineers or spies. Giant Online will provide players with a wide selection of modern weapons and equipment, such as guns and airplanes, and allow players’ characters to engage in friendship and even romance. To further enhance the level of interactivity, Giant Online will utilize the Company’s server technology that allows for single-shard play by 1 million concurrent users.

Mr. Yuzhu Shi, Giant’s Chairman and CEO commented, “Giant Online is doing well during the closed beta testing process. We are receiving positive feedback from our beta testers and we have been able to further refine the game play in accordance with players’ requests. I believe Giant Online will be even more welcomed by gamers in the upcoming open beta test.”

About Giant

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on MMORPGs. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. Giant has three additional online games that it intends to commercially launch, including Giant Online, King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2007 consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, game features of Giant Online and Giant’s ability to successfully conduct open beta testing. Giant may not provide certain game features in Giant Online or may be unsuccessful in its open beta testing for Giant Online. Even if Giant provides certain game features for Giant Online and/or is successful in its open beta testing, it may not attract additional players or increase player loyalty for Giant Online. In addition, Giant’s industry is highly competitive and it faces a number of risks including those outlined under “Risk Factors” beginning on page 12 of Giant’s prospectus filed with the Securities and Exchange Commission on November 1, 2007. Giant undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact:	Investor Relations (US):
Eric He, CFO	Mahmoud Siddig
Giant Interactive Group Inc.	Taylor Rafferty
+86 21 6451 5001	212-889-4350

Investor Relations (HK):	Media Contact:
Ruby Yim	John Dooley
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	212-889-4350